FLIR Systems, Inc.
27700 SW Parkway Ave.
Wilsonville, OR 97070

May 17, 2012

Ms. Effie Simpson
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: FLIR Systems, Inc.
Form 10-K for the year ended December 31, 2011
Filed February 29, 2012
File No. 000-21918

Dear Ms. Simpson:

This letter is being submitted in response to a letter dated May 4, 2012 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the above referenced report. We have included below each of the Staff's comments immediately preceding our response thereto.

Management's Discussion and Analysis of Financial Condition and Results of Operations Consolidated Operating Results

Segment Operating Results, page 29

1. We note your response to our prior comments 1 and 2 but do not believe that your response satisfactorily addressed the concerns raised in our prior comment. In this regard, we do not believe that addressing individual factors that have affected gross margin in their respective years is sufficient for purposes of your MD&A discussion, nor do we believe that the fact that you have priced new products in a way that has resulted in in similar year over year margins justifies not presenting a discussion of cost of sales in MD&A since such costs are one of your most significant operating expenses. For a company with the size and breadth of operations as yours, costs should be discussed and analyzed in a way that allows your investors to properly evaluate your consolidated results of operations. As previously requested, please revise and expand your MD&A in future filings to separately quantify and discuss factors responsible for changes in the levels of the Company's cost of sales at the consolidated level during all periods presented in the Company's financial statements. Note that we will not object to your determination to not present this discussion at the segment level unless a change in cost of sales materially impacted the segment's gross margin. As previously requested, please revise to quantify and discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary (or not vary when expected to). In this regard, we believe materiality should be assessed in relation to both earnings from operations and earnings from continuing operations before income taxes. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total changes in cost of sales and resultant operating earnings. Please note that even when total amounts of costs of sales do not materially vary from period to period, the impacts of material variances in components of cost of sales that offset each other should be separately, disclosed, quantified, and discussed (not netted).

Company Response:

We will revise and expand our MD&A in future filings to separately quantify and discuss factors responsible for material changes in the levels of cost of sales at the consolidated level during all periods presented in the FLIR System Inc. (the "Company") financial statements. We will also discuss any material changes in cost of sales that impact the operating results of any of our reporting segments. We acknowledge that the impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified and discussed (not netted).

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings. We further acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings. We also acknowledge the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

FLIR Systems, Inc.

By: /s/ Anthony L. Trunzo
Anthony L. Trunzo
Senior Vice President, Finance and Chief Financial Officer